News Release

RESIN SYSTEMS ANNOUNCES AN OPEN HOUSE
AT THEIR CALGARY PRODUCTION AND TESTING FACILITY

Edmonton, Alberta, January 31 2006: Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite material products company, through its operating division, RS Technologies (collectively “RS”), is pleased to announce that it will host an open house for analysts and investors at its Calgary production plant starting at 4:00 p.m. (MST) on Thursday, February 23, 2006. Operation of the Calgary production facility is an important part of the successful execution of RS’s business plan. The open house will give RS analysts and investors the opportunity to see this world-class production facility in operation, manufacturing RStandard™ modular composite utility poles. Complete details of the event are posted on www.grouprsi.com. RS requests that you RSVP by Wednesday, February 15, 2006.

About RS

RS provides engineered solutions in advanced materials for large scale applications in the industrial and commercial sectors. The foundation of RS is continuous innovation, product development and their proprietary Version™ resin system. The company’s engineered solutions are developed and implemented in three distinct technology platforms:  filament winding, pultrusion and moulding. To date RS has successfully developed the RStandard™ modular composite transmission and distribution structure, using filament winding. RS is currently developing additional pultrusion and moulding applications. RS has won two awards from the American Composites Manufacturers Association (ACMA) for the RStandard composite pole, on its design and manufacturing process. For the latest on the company’s developments, click on “Latest News” on www.grouprsi.com.

 “Version” and “RStandard” are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Chairman, President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

www.grouprsi.com